August 30, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rebekah Lindsey, Staff Accountant

Melissa Kindelan, Staff Accountant

Re: NextGen Healthcare, Inc.

Form 10-K for Fiscal Year Ended March 31, 2019 Filed May 28, 2019

File No. 001-12537

Ladies and Gentlemen:

NextGen Healthcare, Inc. (the “Company” or “we”) submits this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission received by letter dated July 26, 2019, relating to the Company’s Form 10-K for the fiscal year ended March 31, 2019 (File No. 001-12537) filed on May 28, 2019 (“Form 10-K”). In this letter, the comments from the Staff have been repeated in bold text and followed by the Company’s response.

Form 10-K for Fiscal Year ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

1.

We note you discuss the change in bookings in each of your quarterly earnings calls, as well as the conversion of such measure to revenue in future periods. Please tell us how management uses this measure in managing your business and assessing your results. Also, tell us how you considered disclosing this metric in your annual and quarterly filings or tell us what other measures are used to monitor your ability to maintain and grow your recurring revenue base. Refer to Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350.

Response:

We respectfully acknowledge the Staff’s comments regarding the total bookings discussed in our quarterly earnings calls. Historically and currently, Management does not consider total bookings to be a key metric in managing the business and assessing results. We discuss total bookings as an operational metric during our earnings calls to provide a broad indicator of the general direction of the business and a high-level indication of the Company’s progress. Total bookings do not provide a complete and accurate indicator of the Company’s revenue trends because the conversion of bookings to revenue is dependent upon many factors, which limits its usefulness as an indicator of the Company’s future revenue trends and results of operations. Bookings results also do not directly impact the compensation of any of our officers or executives, except for our Senior Vice President of Sales. Accordingly, based on our consideration of the guidance within Item 303(a)(3) of Regulation S-K and Section III.B.1 of SEC Release No. 33-8350, we do not believe that total bookings are considered a key indicator of financial condition and operating performance that is necessary to provide users of our financial statements with material useful information about trends or uncertainties in our present and future revenues and results of operations as viewed through the eyes of management.

Although we do not believe total bookings are a key performance indicator, we can see how certain investors and users of our financial statements may view total bookings as valuable supplemental information to our financial statements and related disclosures. Accordingly, we will begin to provide total bookings as supplemental information within Management’s Discussion and Analysis of Financial Condition and Results of Operations of our periodic reports on Form 10-K in a manner substantially similar to the following:

“Bookings reflect the estimated annual value of our executed contracts and are believed to provide a broad indicator of the general direction and progress of the business. Total bookings were $133.5 million for the year ended March 31, 2019 compared to $116.9 million in the prior year. The increase in total bookings from prior year primarily reflects the larger size and volume of managed services contracts signed during the fiscal year.”

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies Accounts Receivable Reserves, page 55

2.

You disclose that if you are unable to estimate sales returns, revenue recognition may be delayed until the right of return period lapses.  We also note comparable disclosures on page 78.  Please tell us how this policy complies with ASC 606-10-32-5 through 606-10- 32-7 or revise your disclosures to better explain your policy and include those proposed disclosures in your response.  Also, tell us whether you deferred revenue recognition as a result of this policy during the year ended March 31, 2019, and if so, tell us the impact of such deferral on those results.

Response:

We respectfully acknowledge the Staff’s comments regarding our policy on sales returns. We believe that our policy, as disclosed, complies with ASC 606-10-32-5 through 606-10- 32-7. Such policy pertains to our implicit rights of return, which we offer under very limited circumstances only and which we did not offer any during the year ended March 31, 2019. Application of ASC 606-10-32-5 through 606-10- 32-7, whereby the amount of consideration may vary due to potential rights of returns and whether or not such right is exercised, may result in delayed revenue recognition as we assess our assumptions around estimating variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized. There are no instances where we do not estimate potential sales returns, and therefore, we will prospectively update our disclosures to clarify our policy. During the year ended March 31, 2019, there was no revenue recognition that was deferred as a result of this policy.

In our future periodic reports on Form 10-K, we will update our disclosures previously reflected on page 55 of our Form 10-K for the fiscal year ended March 31, 2019 in a manner substantially similar to the following:

“We historically have accepted sales returns under limited circumstances. We estimate expected sales returns and other forms of variable consideration considering our customary business practice and contract-specific facts and circumstances, and we consider such estimated potential returns as variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized. If we experience changes in practices related to sales returns or changes in actual return rates that deviate from the historical data and contract-specific facts and circumstances on which the transaction price had been established, our revenues may be affected.”

In our future periodic reports on Form 10-K, we will also update our disclosures previously reflected on page 78 of our Form 10-K for the fiscal year ended March 31, 2019 in a manner substantially similar to the following:

“We historically have accepted sales returns under limited circumstances. We estimate expected sales returns and other forms of variable consideration considering our customary business practice and contract-specific facts and circumstances, and we consider such estimated potential returns as variable consideration when allocating the transaction price to the extent it is probable that there will not be a significant reversal of cumulative revenue recognized.”

Note 3. Revenue from Contract with Customers, page 59

3.

You disclose that the performance obligations involving subscription services, which include annual licenses, are satisfied over time as the customer simultaneously receives and consumes the benefits of the services throughout the contract period.  Please explain what specific subscription services are offered in these arrangements and the performance obligations identified.  Further, tell us what the annual license is for, if it is a license for functional IP, and how you considered that in accounting for these arrangements over time, with reference to the applicable guidance followed. Lastly, please clarify your disclosures as appropriate.

Response:

We respectfully advise the Staff that the type of subscription services offered in these arrangements primarily include our hosting services, which we refer to as managed cloud services and our software-as-a-service (“SaaS”) -based offerings, such as our electronic health records and practice management, mobile, patient portal, and population health management solutions. Our managed cloud services represent a single performance obligation to provide cloud hosting services to our customers. Our SaaS-based offerings may include multiple goods and services, such as providing access to our technology-based solutions together with our managed cloud services. These offerings are concurrently delivered with same pattern of transfer to our customers and are accounted for as a single performance obligation because the technology-based solutions and other goods and services included within our overall SaaS-based offerings are each individually not capable of being distinct as the customer receives benefits based on the combined offering.

With regards to annual licenses, we respectfully advise the Staff that the performance obligations we refer to as annual licenses are not licenses of functional intellectual property in substance or form. Rather, the performance obligations primarily consist of providing stand-ready access to certain content, knowledgebase, databases, and SaaS-based educational tools, which are frequently updated to meet the most current standards and requirements, to be utilized in conjunction with our core solutions. Both internally and within most of our sales agreements, we refer to such annual licenses as “annual libraries.” We recognize revenue for annual libraries ratably over time over the respective noncancelable contract term in the same pattern that the related performance obligations are transferred to our customers in accordance with ASC 606-10-25-23. We will prospectively update our disclosures for clarity to refer to such performance obligations as annual libraries instead of annual licenses.

In our future periodic reports on Form 10-K, we will update our disclosures previously reflected on page 59 of our Form 10-K for the fiscal year ended March 31, 2019 in a manner substantially similar to the following:

“Subscription services. Performance obligations involving subscription services, which include annual libraries, are satisfied over time as the customer simultaneously receives and consumes the benefits of the services throughout the contract period. Our subscription services primarily include our hosting services, which we refer to as managed cloud services and our software-as-a-service (“SaaS”) -based offerings, such as our electronic health records and practice management, mobile, patient portal, and population health management solutions. Our managed cloud services represent a single performance obligation to provide cloud hosting services to our customers. Our SaaS-based offerings may include multiple goods and services, such as providing access to our technology-based solutions together with our managed cloud services. These offerings are concurrently delivered with the same pattern of transfer to our customers and are accounted for as a single performance obligation because the technology-based solutions and other goods and services included within our overall SaaS-based offerings are each individually not capable of being distinct as the customer receives benefits based on the combined offering. Our annual libraries primarily consist of providing stand-ready access to certain content, knowledgebase, databases, and SaaS-based educational tools, which are frequently updated to meet the most current standards and requirements, to be utilized in conjunction with our core solutions. We recognize revenue related to these subscription services, including annual libraries, ratably over the respective noncancelable contract term.”

4.

You indicate that you apply certain constraints to your estimates around your variable consideration to ensure they do not pose a risk of significantly misstating your revenue in any reporting period.  Please clarify for us whether this is consistent with the guidance in ASC 606-10-32-11, and if so revise your disclosure accordingly.  If not, please further explain your policy for constraining your estimates with reference to the guidance applied.

Response:

We respectfully advise the Staff that our policy is such that we may apply certain constraints, when appropriate and permitted under ASC 606, whereby we include in the transaction price estimated variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. We believe that our policy, as disclosed, complies with ASC 606-10-32-11 such that constraints may be applied in our estimates of variable consideration, as described above, to ensure that revenue recognition is not misstated in any reporting period. However, for additional clarity, in our future periodic reports on Form 10-K, we will update our disclosures previously reflected on page 59 of our Form 10-K for the fiscal year ended March 31, 2019 in a manner substantially similar to the following:

“We may apply certain constraints when appropriate whereby we include in the transaction price estimated variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Such estimates are assessed at the contract level.”

Please contact me at 949-255-2600 with any questions regarding the above.

Sincerely,

NextGen Healthcare, Inc.

By:

/s/ James R. Arnold, Jr.

James R. Arnold, Jr.

Executive Vice President, Chief Financial Officer

Cc:

John R. Frantz (President and Chief Executive Officer of the Company)

Jeffrey D. Linton (Executive Vice President, General Counsel and Secretary of the Company)

Jil Phinicharomna Lee (Engagement Partner, PricewaterhouseCoopers LLP)